UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                                                    December 31, 2010

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________.

Commission File Number:                                                                0-27672

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Federal Savings Bank of Iowa
401(k) and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

North Central Bancshares, Inc.
825 Central Avenue
Fort Dodge, Iowa 50501

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Financial Report
December 31, 2010

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits,
December 31, 2010 and 2009	2
Statement of Changes in Net Assets Available for
Benefits, Year Ended December 31, 2010	3
Notes to Financial Statements	4 - 12

Supplemental Schedule
Schedule H - Part IV, Line 4i - Schedule of Assets
(Held at End of Year), December 31, 2010	13

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan
Fort Dodge, Iowa

We have audited the accompanying statements of net assets available for benefits of First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of the year ended December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Des Moines, Iowa
June 23, 2011

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009
		2009
	2010	(As Revised)

ASSETS

Investments, at fair value	$7,340,398	$6,307,943

Receivables
Employer contributions	292	1,352
Notes receivable from participants	119,760	70,559
Total receivables	120,052	71,911

Total assets	7,460,450	6,379,854

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	7,460,450	6,379,854

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(13,481)	(3,845)

NET ASSETS AVAILABLE FOR BENEFITS	$7,446,969	$6,376,009

See Notes to Financial Statements.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Interest and dividends	$19,921
Net appreciation in fair value of investments	601,595
Interest income on notes receivable from participants	5,207
Contributions:
Participants	475,386
Employer	149,125

1,251,234

Deductions from net assets attributed to:
Benefits paid to participants	167,374
Administrative expenses	12,900

180,274

Net increase	1,070,960

Net assets available for benefits:
Beginning of year	6,376,009
End of year	$7,446,969

See Notes to Financial Statements.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Notes to Financial Statements

Note 1.	Plan Description

The following description of First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General and eligibility:  The Plan is a defined contribution plan covering substantially all employees of First Federal Savings Bank of Iowa and its subsidiaries (collectively, the Company).  Employees are eligible to make salary deferral contributions on the first day of the month coincident with or following the completion of 60 days of service and attainment of age 21.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and investment options:  Each year participants may contribute from 1% to 100% of pretax annual compensation, subject to an annual limit, as defined by the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  The employer will match 50% of employee contributions, not in excess of 6%.  In addition, the Company may also make discretionary contributions to the Plan.  No discretionary contribution was made for 2010 or 2009.  Participants direct the investment both of their contributions and employer contributions (if any) into various investment options as made available and determined by the Plan Administrator.  Participants may change their investment options daily.

Participant accounts:  Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, (b) the Company’s discretionary contributions and (c) Plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in their contributions and actual earnings thereon.  Employer contributions into participant accounts and earnings thereon are fully vested after three years of service.

Payment of benefits:  Participants or their beneficiaries are eligible for benefits upon heavy financial need, retirement, termination, death or disability.  Benefits shall be distributed through the participant election of a lump-sum payment or annuity.

Notes receivable from participants:  Participants may borrow from the vested portion of their account any amount between $1,000 and $50,000, reduced by their highest outstanding note receivable balance from the Plan during the preceding 12 months.  In no event can a participant borrow more than 50% of their vested account balance.  Terms range from 1 - 15 years for the purchase of a primary residence or 1 - 5 years for all other notes receivable.  The notes receivable outstanding as of December 31, 2010 are due at varying dates through September 2015, with interest rates ranging from 4.25% - 8.25%.  The notes receivable are secured by the balance in the participant’s account.  Principal and interest are paid ratably through payroll deductions.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Notes to Financial Statements

Note 2.	Significant Accounting Policies

Basis of accounting:  The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition:  The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 9 for discussion of fair value measurements.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through a bank common collective trust.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the bank common collective trust as well as the adjustment of the investment in the bank common collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest is recorded on the accrual basis.

Notes receivable from participants:  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the plan document.

Payment of benefits:  Benefits are recorded when paid.

Forfeitures:  At December 31, 2010 and 2009, forfeited nonvested accounts totaled $14 and $12, respectively.  Forfeitures are used to pay plan expenses and reduce employer contributions.  Forfeitures used to reduce employer contributions totaled $5,201 and $4,342 for the years ended December 31, 2010 and 2009, respectively.

Accounting estimates and assumptions:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Notes to Financial Statements

Current accounting developments:  In September 2010, FASB issued an amendment, Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans, which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment was effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting the new amendment. The adoption resulted in a reclassification of participant loans totaling $70,559 from investments to notes receivable from participants as of December 31, 2009. There was no impact to the net assets as of December 31, 2009 as a result of the adoption.

In January 2010, the FASB issued an amendment which requires new disclosures and reasons for transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. The amendment was adopted during the year ended December 31, 2010 and did not have a material impact on the Plan’s financial position or Statement of Changes in Net Assets Available for Benefits.

Note 3.	Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Plan.

Note 4.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009:

	December 31,
	2010	2009

Common collective trusts:
Principal Stable Value Fund, at fair value	$673,502	$572,820
Pooled separate accounts:
Principal Large-Cap S&P 500 Index Fund	506,043	478,194
Principal Mid-Cap S&P 400 Index Fund	568,652	465,253
Mutual funds:
PIMCO Total Return Fund	474,966	336,089
Common stock of North Central Bancshares, Inc.	3,170,099	2,933,426

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Notes to Financial Statements

During the year ended December 31, 2010, the Plan’s investments in pooled separate accounts, common\collective trust (estimated fair value), common stock, and mutual funds (quoted market price) (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Pooled separate accounts	$384,510
Common/collective trust funds	11,216
Common stock	139,082
Mutual funds	66,787
$601,595

Note 5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of termination of the Plan, employees will become fully vested in accounts.

Note 6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code.

Under the accounting guidance on uncertainty in income taxes, management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and has taken no uncertain tax positions that require adjustments to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2007.

Note 7.	Related-Party Transactions

The Plan purchased 9,038 and 28,027 shares of common stock of North Central Bancshares, Inc., a party-in-interest, for $140,125 and $370,848 and sold 2,781 and 12,682 shares for $42,534 and $169,747 during the years ended December 31, 2010 and 2009, respectively.  The Plan received $7,430 of dividend income on the North Central Bancshares, Inc. common stock during the year ended December 31, 2010.

Certain Plan investments are shares of pooled separate accounts and common/collective trust funds managed by Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company.  Principal Life Insurance Company and Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company are the custodians as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Notes to Financial Statements

Note 8.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9.	Fair Value Measurements

Accounting guidance on fair value measurements and disclosures, defines fair value, establishes a framework for measuring the fair value of assets and liabilities using a hierarchy system, and expands disclosures about fair value measurement.  It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts business.

The Plan’s statement of net assets available for benefits contains Plan investments and participant loans that are recorded at fair value on a recurring basis.  The three-level valuation hierarchy for disclosure of fair value is as follows:

Level 1 uses quoted market prices in active markets for identical assets or liabilities.

Level 2 uses observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 uses unobservable inputs that are not corroborated by market data.

When available, quoted market prices are used to determine the fair value of investments held in the Plan and such items are classified within Level 1 of the fair value hierarchy.  An example is mutual funds with available market prices.  A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.  The level to which an asset or liability is classified is based upon the lowest level of input that is significant to the fair value measurements.  There have been no changes in valuation methodologies at December 31, 2010 compared to December 31, 2009.  There were no significant transfers between Level 1, 2, or 3 assets or liabilities during the year ended December 31, 2010.

Pooled separate accounts:  Net asset value (NAV) of each of the pooled separate accounts is calculated in a manner consistent with U.S. GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction.  Several of the separate accounts invest in publicly quoted mutual funds or actively managed stocks.  The fair value of the underlying mutual funds or stock is used to determine the NAV of the separate account, which is not publicly quoted.  These fair values are classified within Level 2 of the valuation hierarchy.

Common/collective trust:  The common/collective trust fund is reported at fair value as determined by the NAV.  The NAV is based on the underlying investments comprising the trust based upon audited financial statements and is classified within Level 2 of the valuation hierarchy.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Notes to Financial Statements

North Central Bancshares, Inc. common stock:  The common stock fund contains the Plan’s investment in North Central Bancshares, Inc. common stock, which is recorded at fair value, which is the closing price per the Nasdaq Market, and is classified within Level 1 of the valuation hierarchy.

Mutual funds:  Mutual funds are reported at fair value based on the quoted market price of the fund and are classified within Level 1 of the valuation hierarchy.

The following tables present the balances of assets and liabilities measured at fair value on a recurring basis by level as of December 31, 2010 and 2009:

	Fair Value Measurements at December 31, 2010
		Quoted Prices in	Significant Other	Significant
	Total	Active Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Assets:
North Central Bancshares, Inc.
common stock	$3,170,099	$3,170,099	$-	$-
Mutual funds:
Fixed income	474,966	474,966	-	-
International equity	33,024	33,024	-	-
Large U.S. equity	326,829	326,829	-	-
Small/mid-size U.S. equity	93,736	93,736	-	-
Total mutual funds	928,555	928,555	-	-
Common collective trusts	673,502	-	673,502	-
Pooled separate accounts:
Large U.S. equity	516,470	-	516,470	-
Small/mid-size U.S. equity	783,979	-	783,979	-
International equity	114,891	-	114,891	-
Balanced funds	1,150,676	-	1,150,676	-
Other	2,226	-	2,226	-
Total pooled separate accounts	2,568,242	-	2,568,242	-
Total	$7,340,398	$4,098,654	$3,241,744	$-

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Notes to Financial Statements

	Fair Value Measurements at December 31, 2009
		Quoted Prices in	Significant Other	Significant
	Total	Active Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Assets:
North Central Bancshares, Inc.
common stock	$2,933,426	$2,933,426	$-	$-
Mutual funds:
Fixed income	336,089	336,089	-	-
Large U.S. equity	319,370	319,370	-	-
Small/mid-size U.S. equity	57,088	57,088	-	-
Total mutual funds	712,547	712,547	-	-
Common collective trusts	572,820	-	572,820	-
Pooled separate accounts:
Large U.S. equity	486,198	-	486,198	-
Small/mid-size U.S. equity	629,926	-	629,926	-
International equity	95,226	-	95,226	-
Balanced funds	875,251	-	875,251	-
Other	2,549	-	2,549	-
Total pooled separate accounts	2,089,150	-	2,089,150	-
Total	$6,307,943	$3,645,973	$2,661,970	$-

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share as of December 31, 2010:

	Fair	Unfunded	Redemption	Redemption
Investment	Value	Commitment	Frequency	Notice Period

Pooled separate accounts:
Large U.S. equity (a)	$516,470	-	Immediate	None
Small/mid-size U.S. equity (b)	783,979	-	Immediate	None
International equity (c)	114,891	-	Immediate	None
Balanced funds (d)	1,150,676	-	Immediate	None
Other	2,226	-	Immediate	None
Total pooled separate accounts	2,568,242
Common collective trusts (e)	673,502	-	Immediate	None
Total	$3,241,744

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Notes to Financial Statements

(a)
The pooled separate accounts in this category primarily invest in equity securities of U.S. companies with large market capitalization.  Selected funds within this category may invest in stocks of foreign companies, convertible debt securities, and real estate investment trusts.  Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets.  Participants are not allowed to transfer back into this category until the 30-day period has expired.  New contributions are allowed during this time period.

(b)
The pooled separate accounts in this category seek long-term growth by primarily investing in U.S. equity securities of companies with small to mid-size market capitalization.  Selected funds within this category may invest in stocks of foreign companies, U.S. and foreign preferred stocks, convertible debt securities, equity-equivalent securities, non-leveraged stock index futures contracts and options, notes, bonds, and other debt securities.  Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets.  Participants are not allowed to transfer back into this category until the 30-day period has expired.  New contributions are allowed during this time period.

(c)
This category seeks long-term growth by investing in common stocks of non-U.S. companies with large market capitalization.  Investments are normally diversified across different countries and regions of the world.  Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets.  Participants are not allowed to transfer back into this category until the 30-day period has expired.  New contributions are allowed during this time period.

(d)
This category consists of target date funds seeking a total return consisting of long-term growth of capital and current income.  The funds invest in domestic and foreign equity, real estate investments and fixed income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund.  Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets.  Participants are not allowed to transfer back into this category until the 30-day period has expired.  New contributions are allowed during this time period.

(e)
This category consists of a stable value fund which seeks current income by investing primarily in insurance contracts issued by insurance companies and investments from financial institutions that offer stability of principal.  Investments in this category can be redeemed daily at the current net asset value per share based on the fair value of the underlying assets.

Note 10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$7,446,969	$6,376,009
Less: Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	13,481	3,845
Net assets available for benefits per the Form 5500	$7,460,450	$6,379,854

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Notes to Financial Statements

The following is a reconciliation of net increase per the financial statements for the year ended December 31, 2010 to the net income per Form 5500:

Total net increase per the financial statements	$1,070,960
Add: Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	9,636
Total income per the Form 5500	$1,080,596

Note 11.	Subsequent Event

The Plan Administration has evaluated subsequent events through the date the financial statements are filed with the Securities and Exchange Commission.  Through that date there are no items to disclose.

Schedule H - Part IV, Line 4i
First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan

Schedule of Assets (Held at End of Year)
December 31, 2010
	Number of
	Shares or
	Face	Fair
Description	Value	Value

Investments:
*Common collective trusts, Principal Stable Value Fund	38,184	$673,502

Pooled separate accounts:
*Principal U.S. Property	5	2,226
*Principal Lifetime Strategic Income	5	68
*Principal Lifetime 2010	3,126	46,320
*Principal Lifetime 2015	22,135	228,185
*Principal Lifetime 2020	20,262	310,615
*Principal Lifetime 2025	18,857	190,721
*Principal Lifetime 2030	6,076	92,419
*Principal Lifetime 2035	4,391	43,940
*Principal Lifetime 2040	8,431	125,342
*Principal Lifetime 2045	4,523	44,958
*Principal Lifetime 2050	4,545	66,458
*Principal Lifetime 2055	167	1,650
*Principal Large-Cap Growth	439	10,427
*Principal Large-Cap S&P 500 Index	10,625	506,043
*Principal Mid-Cap Growth	663	14,286
*Principal Mid-Cap S&P 400 Index	23,786	568,652
*Principal Small-Cap S&P 600 Index	6,416	153,103
*Principal Real Estate Securities	1,940	47,938
*Principal Diversified International	2,190	114,891

Mutual funds:
PIMCO Total Return Fund	43,776	474,966
American Funds Growth Fund of America R3 Fund	6,871	205,979
MFS Value R2 Fund	5,338	120,850
Fidelity Advisor Small-Cap T Fund	435	10,595
Franklin Small-Cap Value R Fund	1,346	59,596
Columbia Acorn International A Fund	808	33,024
Heartland Select Value Investor Fund	807	23,545

*Common stock of North Central Bancshares, Inc.	189,941	3,170,099

*Notes receivable from participants, interest rates 4.25% - 8.25%,
maturing through September 2015		119,760

		$7,460,158

* Represents a party-in-interest.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan
(Registrant)

June 23, 2011	By: /s/ David M. Bradley
Dated	David M. Bradley
Chief Executive Officer

EXHIBIT INDEX

The following exhibits are filed herewith:

Exhibit No.________________________	Description___________________________________________________
23.1	Consent of Independent Registered Public Accounting Firm